                                                    Filed Pursuant To Rule 424B3
                                                       Registration No. 33-00001


PROSPECTUS                                                            [MCD LOGO]
McDONALD'S CORPORATION
11,500,000 Shares of Common Stock

($.01 Par Value)

MCDirect Shares


McDonald's Corporation ("McDonald's" or the "Company") hereby offers MCDirect Shares (the "Plan"), a direct stock purchase plan through which investors can begin and build their McDonald's shareownership and reinvest dividends. Under the Plan,

-Persons who are not shareholders may enroll either by investing at least $1,000 or by authorizing automatic monthly withdrawals ("Automatic Investments") of at least $100.

-Shareholders who hold at least 25 shares of McDonald's common stock, $.01 par value ("Common Stock") in their name may enroll. Shareholders who hold less than 25 shares in their name may enroll either by investing at least $1,000 or by authorizing monthly Automatic Investments of at least $100.

-McDonald's System members may also join the Plan and invest in Common Stock by authorizing payroll deduction contributions to the Plan of at least $20, if offered by their employers.

-Cash dividends will automatically be reinvested in additional shares of Common Stock.

-Once enrolled, participants may make additional investments of $100 or more.

-Shareholders may deposit their Common Stock certificates with the Administrator for safekeeping, whether or not they participate in the Plan.

-Participants may establish an Individual Retirement Account ("IRA") which invests in McDonald's stock through the Plan.

-Participants will be required to pay certain fees in connection with the Plan.

First Chicago Trust Company of New York has been appointed Administrator for the Plan ("Administrator"). All Plan purchases will be made by the Administrator at 100% of the then current market price of the Common Stock, calculated as described herein, either in the open market or from the Company.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is December 1, 1996.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.

TABLE OF CONTENTS

2 Available Information; Information Incorporated By Reference

3 McDonald's Corporation

3 MCDirect Shares

8 U.S. Federal Income Taxation

8 Use of Proceeds

8 Plan of Distribution

8 Legal Matters

8 Experts

8 Inquiries

AVAILABLE INFORMATION; INFORMATION INCORPORATED BY REFERENCE

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"), which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048 and 500 W. Madison St., Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York and Chicago Stock Exchanges.

  The McDonald's Annual Report on Form 10-K for the latest fiscal year, all Quarterly Reports on Form 10-Q and/or Current Reports on Form 8-K filed by McDonald's pursuant to Section 13 or 15(d) of the Exchange Act since the end of such fiscal year, and the description of Common Stock which is contained in a Registration Statement on the Company's Form 8 Amendment to Registration Statement on Form 10, as filed with the Commission on April 23, 1991, including any amendment or report filed for the purpose of updating such description, have been filed with the Commission and are incorporated herein by reference.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

  McDonald's will provide without charge to each person to whom this Prospectus is delivered, upon request, a copy of any of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Investor Relations Service Center, McDonald's Corporation, Kroc Drive, Oak Brook, Illinois 60521, telephone: 1-630-623-7428.

  A McDonald's franchisee provides food services exclusively to U.S. government personnel stationed at the U.S. naval station in Guantanamo Bay, Cuba. This statement is made pursuant to the disclosure requirements of Florida law and is accurate as of the date of the Prospectus. Investors may obtain current information by contacting the Florida Department of Banking and Finance, The Capitol, Tallahassee, Florida 32399-0350, telephone: 1-904-488-9805.


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                                                                               2

McDONALD'S CORPORATION
The Company's principal executive offices are located at One McDonald's Plaza, Oak Brook, IL 60521, telephone: 1-630-623-3000. McDonald's Corporation and its subsidiaries develop, operate, franchise and service a worldwide system of restaurants which prepare, assemble, package and sell a limited menu of value-priced foods. These restaurants are operated by the Company and its subsidiaries or, under the terms of franchise agreements, by franchisees who are independent third parties, or by affiliates operating under joint-venture agreements between the Company or its subsidiaries and local business people. Uniform standards for quality of product, cleanliness and efficiency, speed and service have been established. The McDonald's System includes over 20,000 restaurants worldwide which are located in 99 countries.

MCDIRECT SHARES
Purpose
MCDirect Shares is a direct stock purchase plan through which investors can begin and build their McDonald's shareownership and reinvest dividends.

Administration
First Chicago Trust Company of New York has been appointed to administer the Plan, purchase and hold shares of stock acquired under the Plan, maintain records, send statements of account to participants, and perform other duties related to the Plan.

Eligibility
Any person or entity is eligible to participate in the Plan provided that (i) such person or entity fulfills the requirements described below under "Enrollment Procedures" and (ii) in the case of foreign investors, participation is limited to shareholders and McDonald's System members whose participation would not violate local laws and regulations. McDonald's franchisees and suppliers, their employees and employee benefit plans, as well as employees of McDonald's, its subsidiaries and affiliates are collectively referred to herein as the "McDonald's System".
     Regulations in certain countries may limit or prohibit participation in this type of Plan. Therefore, persons residing outside the U.S. who wish to participate in the Plan should first determine whether they are subject to any governmental regulations prohibiting their participation.

Enrollment Procedures
Shareholders
Shareholders who hold at least 25 shares of Common Stock registered directly in their name may join the Plan by completing the Enrollment Form. Shareholders who hold less than 25 shares registered directly in their name may enroll either by investing at least $1,000 or by authorizing monthly Automatic Investments of at least $100. See "Methods of Investment--Automatic Investment" on page 4.

Non-shareholders
Eligible investors may join the Plan by returning a completed Enrollment Form to the Administrator. To enroll, investors must make an initial investment of at least $1,000 or authorize Automatic Investments of at least $100 per month. See "Methods of Investment--Automatic Investment" on page 4.

McDonald's System Members
If offered by their employers, McDonald's System members may also join the Plan by returning a completed Enrollment Form to the Administrator and authorizing payroll deduction contributions to the Plan of at least $20 per investment. See "Methods of Investment--Payroll Deductions" on page 4.

"Street Name" Holders
Owners of shares of Common Stock held on their behalf by a bank, broker, or trustee may join the Plan by registering at least 25 shares of Common Stock directly in their name and by returning a completed Enrollment Form to the Administrator. See "Transfer of Shares from Street Name" on page 4.
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                                                                               3

IRAs
Individuals may establish an IRA which invests in Common Stock through the Plan by returning a completed IRA Enrollment Form and making an initial investment to the IRA of at least $1,000 or by transferring at least 25 shares of Common Stock or $1,000 or more from an existing IRA, and by completing an IRA Enrollment Form and an IRA Funds Transfer Form. These forms and a disclosure statement are available from the Administrator.

Participants will be charged fees for participating in the Plan, including an enrollment fee, an annual account fee and, if applicable, an annual IRA fee. See "Service Fees" on page 6.

Methods of Investment
A participant's total annual investment cannot exceed $250,000 per calendar year and must be made in U.S. dollars. For the purpose of applying this limit, all investments during any calendar year (including initial and ongoing investments, but excluding dividend reinvestments and share deposits) are aggregated. No interest will be paid on amounts held by the Administrator pending investment.

Check Investment
Participants may invest through the Plan by mailing a check or money order for at least $100, payable to "First Chicago Trust Company of New York", to the Administrator with the detachable transaction form ("Transaction Form") from an account statement or transaction advice. Any individual or entity (including, but not limited to, McDonald's, its subsidiaries and affiliates) may make additional cash investments on behalf of any participant or eligible investor as a gift, award or as an incentive for future performance.

Automatic Investment
Participants may make automatic monthly investments through electronic withdrawals of at least $100 from a predesignated account with a U.S. financial institution. To initiate Automatic Investments, participants must complete and return the Automatic Investment section of the Enrollment Form. Automatic Investments will be initiated as promptly as practicable and, after initiated, funds will be drawn on either the 15th of each month or the last day of each month (whichever date the participant has designated), or if the date falls on a bank holiday, the next business day. Participants should allow up to four weeks for the first Automatic Investment to be initiated.
     Participants may change or terminate Automatic Investments by notifying the Administrator in writing at least six business days prior to the next Automatic Investment date.

Payroll Deductions
If offered by their employers, McDonald's System members may authorize payroll deduction contributions to the Plan of at least $20 per investment. McDonald's System members should contact their personnel department or human resources representative to determine if payroll deductions are available to them and what the procedures are for initiating, changing and terminating payroll deductions.

Dividends
Dividends on all shares of Common Stock, including fractional shares, held in the Plan by participants will be automatically reinvested, less applicable fees, in additional shares of Common Stock.

Participants will be charged fees to purchase shares of Common Stock under the Plan. See "Service Fees" on page 6.

Transfer of Shares from Street Name
Beneficial owners whose shares are registered in the name of a bank, a broker, a trustee or other agent may transfer these shares to a Plan account by directing their agent to register these shares directly in their name and deliver a certificate to them.
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                                                                               4

Purchases of Common Stock
At McDonald's discretion, Plan shares will be purchased by the Administrator either on the open market or directly from McDonald's. Shares purchased by the Administrator on the open market may be made on any stock exchange in the U.S. where the Common Stock is traded, in the over-the-counter market, or by negotiated transactions on such terms as the Administrator may reasonably determine at the time of purchase. Any shares purchased by the Administrator from McDonald's will be made in accordance with applicable requirements. Neither McDonald's nor any participant shall have any authority or power to direct the time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.
     Purchases will be made weekly, but may be made daily when practicable. If any such date is a day when the New York Stock Exchange is not open, purchases will be made the next day. The price to participants of shares purchased under the Plan will be 100% of the average price. When Common Stock is purchased on the open market, the average price will be the weighted average purchase price of shares purchased on that date. In the case of purchases from McDonald's, the average price is determined by averaging the high and low sales prices of Common Stock as reported on the New York Stock Exchange Composite Tape on that date.
     Participants will be charged fees to purchase shares of Common Stock under the Plan. See "Service Fees" on page 6.

Sales of Common Stock
Participants (or non-Plan participants who hold shares in safekeeping) may sell some or all of the whole shares held in their account by calling 1-800-Mc1-STCK and selecting the appropriate automated option or by completing and returning the appropriate section of a Transaction Form to the Administrator. The Administrator, at its discretion, will sell those shares, along with shares to be sold for other accounts, as promptly as practicable at 100% of the then current market price of the Common Stock and will send the participant a check or wire the sales proceeds, less applicable fees.
     Participants will be charged fees to sell shares of Common Stock under the Plan. See "Service Fees" on page 6.

Withdrawal from the Plan
Participants may withdraw from the Plan by giving written notice to the Administrator or by completing and returning the appropriate section of the Transaction Form to the Administrator. Upon withdrawal, the Administrator will transfer all shares of Common Stock held in the participant's Plan account to a book-entry account maintained by the Administrator ("Book-Entry"), unless the participant requests that the Administrator either (i) send the participant a certificate for the number of whole shares held in the Plan account and a check for the value of any fractional shares (based on 100% of the then current market price of the Common Stock, less applicable fees); or (ii) sell all shares in the Plan account as described under "Sales of Common Stock."
     Certificates issued upon withdrawal will be issued in the name or names in which the account is maintained, unless otherwise instructed. If the certificate is to be issued in a name other than that on the participant's Plan account, the signature(s) on the instructions or stock power must be Medallion Guaranteed by a financial institution participating in the Medallion Guarantee program. No certificates will be issued for fractional shares.
     Notices of withdrawal will be duly processed by the Administrator and uninvested funds will be returned to the withdrawing participant as soon as practicable, without interest. If a notice of withdrawal is received on or after an ex-dividend date but before the related dividend payment date, the withdrawal will be processed as described above and a separate dividend check will be mailed to the participant as soon as practicable following the payment date. Thereafter, dividends will be paid in cash unless and until the shareholder rejoins the Plan.
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

Safekeeping
Both participants and non-participants may deposit some or all of their certificates with the Administrator for safekeeping. Shares deposited will be credited to the individual's account as maintained by the Administrator. By using the Plan's safekeeping service, shareholders no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates. Shareholders using this service who are not Plan participants will receive dividends in cash until they enroll in the Plan. Shares held in safekeeping may be sold or transferred as described in "Sales of Common Stock" on page 5 and "Gift/Transfer of Shares" below.
     To deposit certificates in the Plan's safekeeping service, shareholders should send their certificates by registered and insured mail to the Administrator with written instructions to deposit such shares. The certificates should not be endorsed and the assignment section should not be completed.

Gift/Transfer of Shares
Shareholders may transfer the ownership of some or all of their Plan shares or shares held in safekeeping by sending the Administrator written, signed transfer instructions. Signatures must be Medallion Guaranteed by a financial institution participating in the Medallion Guarantee program.
     Shares may be transferred to new or existing shareholders; however, a new Plan account will not be opened as a result of a transfer of less than 25 shares. If opening a new Plan account, a completed enrollment form must accompany the gift/transfer instructions.


Service Fees
--------------------------------------------------------------------------------
Annual Account Fee (charged in quarterly installments of $.75)            $ 3.00
--------------------------------------------------------------------------------
Enrollment Fee                                                            $ 5.00
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Investment Fees*
via check or wire                                                         $ 5.00
via Automatic Investment                                                  $ 1.00
via payroll deduction**                                                   $  .50
--------------------------------------------------------------------------------
Sales Fee*                                                                $10.00
proceeds via wire*                                                    add $25.00
--------------------------------------------------------------------------------
Fee for Bounced Checks or Rejected Automatic Investments                  $20.00
--------------------------------------------------------------------------------
Annual IRA Fee                                                            $35.00
--------------------------------------------------------------------------------

 *Plus a $.10 per share trading fee which is capped at $5.00 per trade. **Fee waived from May 1, 1996 through April 30, 1997.

The Administrator will deduct the applicable fees from proceeds due from a sale, funds received for investment or the payment of dividends. The Administrator will charge applicable fees for IRA accounts as described in the disclosure statement. If not paid separately, the annual IRA fee will be deducted from the participant's initial investment. Thereafter, if not paid separately, the annual IRA fee will be deducted from the participant's Plan account by selling sufficient shares to cover the fee.

     Because of the structure of the service fees, the cost of participation in the Plan on a per share basis decreases as the number of shares held by a participant in the Plan increases. Accordingly, shareholders are urged to carefully consider the impact of the costs of participation in the Plan on investment returns.

Communication
The Administrator will establish and maintain a separate account under the Plan for each participant. Participants will receive transaction advices or statements for account activity (except reinvested dividends and payroll deductions) and quarterly statements listing all transactions in the participant's account for that quarter.

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

STOCK SPLITS; STOCK DIVIDENDS; OTHER DISTRIBUTIONS

In the event dividends are paid in Common Stock, or if Common Stock is distributed in connection with any stock split or similar transaction, each account shall be adjusted to reflect the receipt of the Common Stock so paid or distributed.

RIGHTS OF PARTICIPANTS

All Common Stock purchased and/or held pursuant to the Plan will be held by the Administrator, registered in a nominee name, as custodian. Participants will receive all reports distributed to McDonald's shareholders, as well as proxy materials, including a proxy for shares of Common Stock held in a participant's Plan account, relating to any annual or special meeting of McDonald's common shareholders. Plan shares will be voted as and to the extent specified thereon by a participant. If a participant fails to vote Plan shares prior to the fifth day before a shareholder meeting, the Administrator will vote them in accordance with the majority of Plan shares voted by participants.

RESPONSIBILITY OF THE ADMINISTRATOR AND MCDONALD'S

Neither McDonald's nor the Administrator will be liable for any act done in good faith or for any good faith omission to act, including without limitation, the failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, or any act or omission to act with respect to the prices at which shares are purchased or sold for a participant's account or the times at which such purchases or sales are made.

     Each participant should recognize that neither McDonald's nor the Administrator can assure a profit or protect against a loss on shares purchased under the Plan. The establishment and maintenance of the Plan by McDonald's does not constitute an assurance with respect to either the value of Common Stock or whether the Company will continue to pay dividends on Common Stock or at what rate.

MODIFICATION OR TERMINATION OF THE PLAN

McDonald's may modify or terminate the Plan at any time and, in such event, participants will be so notified. No modification or termination will affect previously executed transactions. The Administrator also reserves the right to change any administrative procedures of the Plan.

INTERPRETATION OF THE PLAN

McDonald's may in its absolute discretion interpret and regulate the Plan as deemed necessary or desirable in connection with the operation of the Plan and resolve questions or ambiguities concerning the various provisions of the Plan.

GOVERNING LAW

The Plan shall be governed by and construed in accordance with the laws of the State of Illinois.

CHANGE OF ELIGIBILITY; TERMINATION

The Administrator will from time to time review the status of participants to determine whether they continue to be eligible to participate in the Plan. If the Administrator determines that a participant no longer qualifies in any of the categories listed above under "Eligibility," or if the Plan is terminated for any reason whatsoever, the Administrator will so notify the participant in writing. Not later than 30 days following such notice, the Administrator will transfer all shares of Common Stock in the participant's Plan account to Book-Entry, unless the participant requests that the Administrator (i) send the participant a certificate for the number of whole shares held in the Plan account and a check for the value of any fractional shares (based on the then current market price, less applicable fees); or (ii) sell all shares in the Plan account in the manner described on page 5 under "Sales of Common Stock." If a participant's account is inactive over a long period of time and consists of only a fractional share, the Administrator may close such account by notifying this participant in writing and sending a check for the value of the fractional share based on the last sale price for any whole shares sold.
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                                                                               7

U.S. FEDERAL INCOME TAXATION

Cash dividends reinvested under the Plan will be taxable as having been received by a participant, even though the participant has not actually received them in cash. A participant will receive an annual statement from the Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service ("Service") as dividend income.

     A participant will not realize gain or loss for U.S. Federal income tax purposes upon the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. Participants will, however, generally realize gain or loss upon the sale of shares (including the receipt of cash for fractional shares) held in the Plan.

     Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends paid on shares held in the Plan. The Administrator is required to withhold from dividends paid the appropriate amount determined in accordance with Service regulations. Where applicable, this withholding tax is determined by treaty between the U.S. and the country in which such participant resides. Accordingly, the amount of any dividends, net of the applicable withholding tax, will be credited to participant Plan accounts for investment in additional shares of Common Stock.

     The foregoing does not purport to be a comprehensive summary of all of the tax considerations that may be relevant to a participant in the Plan. In addition, special tax considerations may apply to certain participants, such as those participating through an IRA. Therefore, participants are urged to consult their tax advisors regarding the consequences of participation in the Plan.

USE OF PROCEEDS

McDonald's will receive proceeds from the purchase of Common Stock pursuant to the Plan only to the extent that such purchases are made directly from McDonald's, and not from open market purchases by the Administrator. Proceeds received by McDonald's from such purchases shall be used for general corporate purposes.

PLAN OF DISTRIBUTION

Common Stock offered pursuant to the Plan will be purchased in the open market or, at McDonald's option, directly from McDonald's. Participants will be charged fees for participating in the Plan. See "Service Fees" on page 6 for a complete description. All other costs related to the administration of the Plan will be paid by McDonald's.

LEGAL MATTERS

The legality of the Common Stock covered hereby has been passed upon for McDonald's by Shelby Yastrow, Esq., Executive Vice President of McDonald's. Mr. Yastrow owns shares of Common Stock, both directly and as a participant in various employee benefit plans, and he is eligible to participate in the Plan.

EXPERTS

The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

INQUIRIES

Telephone inquiries regarding Plan accounts may be directed to the Administrator at 1-800-Mc1-STCK (U.S. and Canada) or 1-201-222-4990 (other countries call collect) or 1-201-222-4945 (TDD# for hearing impaired). Written inquiries should be directed to McDonald's Shareholder Services, c/o First Chicago Trust Company of New York, P.O. Box 2591, Jersey City, New Jersey 07303-2591, and should include the transaction form, found at the bottom of each account statement, or a letter which includes the participant's account number and refers to MCDirect Shares and a daytime telephone number.

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